T. Rowe Price Diversified Small-Cap Growth Fund, Inc.

Effective May 1, 2007, the fund will begin to use the MSCI US Small Cap Growth Fund Index to define small companies rather than the Russell 2000 Growth Index, therefore, the fund's investment strategy has been revised.